

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2024

Bradley H. Bailey
Chief Financial Officer
Amplify Commodity Trust (formerly ETF Managers Group Commodity Trust I)
c/o Amplify Investments LLC
3333 Warrenville Road, Suite 350
Lisle, IL 60532

> **Re: Amplify Commodity Trust (formerly ETF Managers Group Commodity Trust I)**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 001-36851**

Dear Bradley H. Bailey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets